UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Riley Exploration Permian, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76665T 102
(CUSIP Number)

Bryan H. Lawrence
Riley Exploration Group, LLC
29 East Reno, Suite 500
Oklahoma City, Oklahoma 73104
(212) 515-2112

Copies to:
Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, Texas 75201
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
RILEY EXPLORATION GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, Riley Exploration Permian, Inc., formerly Tengasco, Inc. (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”).  In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), to REP’s unitholders, including Riley Exploration Group, LLC (“REXG”), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the 1-for-12 reverse stock split of the Issuer’s Common Stock, effective February 26, 2021 (the “Reverse Stock Split”) in exchange for each common unit of REP held by REP’s unitholders as of the effective time of the Merger (the “Effective Time”).  The source of funds for the REP units held by REXG prior to the Merger was provided by its members.

(2)
Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Form 10-Q”).

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,482 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,482 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown Energy Partners IV, L.P. (“Yorktown IV”) are parties to that certain Redemption Agreement, dated as of October 13, 2021 (the “Yorktown IV Redemption Agreement”), whereby REXG redeemed its membership units held by Yorktown IV in exchange for 100,482 shares of Common Stock.

(2)	These securities are directly held by Yorktown IV.
(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN IV COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,482 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,482 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown IV are parties to the Yorktown IV Redemption Agreement, whereby REXG redeemed its membership units held by Yorktown IV in exchange for 100,482 shares of Common Stock.

(2)
These securities are held directly by Yorktown IV.  Yorktown IV Company LLC is the sole general partner of Yorktown IV.  As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown IV.  The managers of Yorktown IV Company LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino.  Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by Yorktown IV in excess of its pecuniary interests therein. The managers of Yorktown IV Company LLC disclaim beneficial ownership of the securities owned by Yorktown IV.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
615,784 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
615,784 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,784

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.17% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown Energy Partners V, L.P. (“Yorktown V”) are parties to that certain Redemption Agreement, dated as of October 13, 2021 (the “Yorktown V Redemption Agreement”), whereby REXG redeemed its membership units held by Yorktown V in exchange for 615,784 shares of Common Stock.

(2)	These securities are directly held by Yorktown V.
(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN V COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
615,784 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
615,784 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,784

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.17% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown V are parties to the Yorktown V Redemption Agreement, whereby REXG redeemed its membership units held by Yorktown V in exchange for 615,784 shares of Common Stock.

(2)
These securities are held directly by Yorktown V.  Yorktown V Company LLC is the sole general partner of Yorktown V.  As a result, Yorktown V Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown V. The managers of Yorktown V Company LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino.  Yorktown V Company LLC disclaims beneficial ownership of the securities owned by Yorktown V in excess of its pecuniary interests therein. The managers of Yorktown V Company LLC disclaim beneficial ownership of the securities owned by Yorktown V.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
84,505 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
84,505 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown Energy Partners VI, L.P. (“Yorktown VI”) are parties to that certain Redemption Agreement, dated as of October 13, 2021 (the “Yorktown VI Redemption Agreement”), whereby REXG redeemed its membership units held by Yorktown VI in exchange for 84,505 shares of Common Stock.

(2)	These securities are directly held by Yorktown VI.
(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
84,505 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
84,505 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown VI are parties to the Yorktown VI Redemption Agreement, whereby REXG redeemed its membership units held by Yorktown VI in exchange for 84,505 shares of Common Stock.

(2)
These securities are held directly by Yorktown VI.  Yorktown VI Company LP is the sole general partner of Yorktown VI.  As a result, Yorktown VI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown VI.  Yorktown VI Company LP disclaims beneficial ownership of the securities owned by Yorktown VI in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
84,505 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
84,505 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. REXG and Yorktown VI are parties to the Yorktown VI Redemption Agreement, whereby REXG redeemed its membership units held by Yorktown VI in exchange for 84,505 shares of Common Stock.

(2)
These securities are held directly by Yorktown VI.  Yorktown VI Company LP is the sole general partner of Yorktown VI, and Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP.  As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VI.  The managers of Yorktown VI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown VI in excess of their pecuniary interests therein.  The managers of Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown VI.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown Energy Partners VII, L.P. (“Yorktown VII”), Yorktown Energy Partners VIII, L.P. (“Yorktown VIII”), Yorktown Energy Partners IX, L.P. (“Yorktown IX”), and Yorktown Energy Partners X, L.P.  (“Yorktown X”) (collectively, “Yorktown”), have the ability to elect a majority of the Board of Managers of REXG.   Yorktown VII disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.   Yorktown VII Company LP is the sole general partner of Yorktown VII.  As a result, Yorktown VII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VII.  Yorktown VII Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown VII Company LP is the sole general partner of Yorktown VII, and Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP.  As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VII.  The managers of Yorktown VII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino.  Yorktown VII, Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown VIII disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VIII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown VIII Company LP is the sole general partner of Yorktown VIII.  As a result, Yorktown VIII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VIII.  Yorktown VIII Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN VIII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown VIII Company LP is the sole general partner of Yorktown VIII, and Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP.  As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown VIII.  The managers of Yorktown VIII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown VIII, Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown IX disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown IX Company LP is the sole general partner of Yorktown IX.  As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX.  Yorktown IX Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,485,779 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,485,779 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,485,779 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.92% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown IX Company LP is the sole general partner of Yorktown IX, and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP.  As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX.  The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(3)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
3,485,779 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
3,485,779 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,876,639

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to a Second Amended and Restated Exchangeable Promissory Note (the “Note”), dated as of July 22, 2021, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)	These securities are directly held by Yorktown X.
(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
3,485,779 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
3,485,779 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,876,639

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93 (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)
These securities are held directly by Yorktown X.  Yorktown X Company LP is the sole general partner of Yorktown X.  As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X.  Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X Company LP is the sole general partner of Yorktown X.  As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X.  Yorktown X Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
3,485,779 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
3,485,779 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,876,639

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93 (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)
These securities are held directly by Yorktown X.  Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP.  As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X.  The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their pecuniary interests therein.  The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X.

(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP.  As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X.  The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based upon an estimated 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Form 10-Q.

CUSIP No. 76665T 102

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 30, 2021 (collectively, the “Schedule 13D”), to reflect the transfer of shares of Common Stock of the Issuer from REXG to each of Yorktown IV, Yorktown V and Yorktown VI, in consideration for redemption by REXG of its membership units previously held by Yorktown IV, Yorktown V and Yorktown VI (the “Redemption”). This Amendment No. 2 constitutes an “exit filing” for each of Yorktown IV, Yorktown V and Yorktown VI. This Amendment No. 2 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment No. 2, all Items remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On October 13, 2021, REXG entered into Redemption Agreements with each of Yorktown IV, Yorktown V and Yorktown VI, pursuant to which REXG redeemed all of its membership units held by each of Yorktown IV, Yorktown V and Yorktown VI in exchange for shares of Common Stock of the Issuer. Pursuant to the Redemption Agreement dated as of October 13, 2021, by and between REXG and Yorktown IV, Yorktown IV received 100,482 shares of Common Stock. Pursuant to the Redemption Agreement dated as of October 13, 2021, by and between REXG and Yorktown V, Yorktown V received 615,784 shares of Common Stock. Pursuant to the Redemption Agreement dated as of October 13, 2021, by and between REXG and Yorktown VI, Yorktown VI received 84,505 shares of Common Stock from REXG.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information below is based on an estimated total of 19,449,030 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

(a)          Each of REXG, Yorktown VII, Yorktown VII Co, Yorktown VII Associates, Yorktown VIII, Yorktown VII Co, Yorktown VIII Associates, Yorktown IX, Yorktown IX Co and Yorktown IX Associates beneficially owns an aggregate of 3,485,779 shares of Common Stock of the Issuer, representing 17.92% of the outstanding Common Stock of the Issuer. Yorktown IV and Yorktown IV Co beneficially own 100,482 shares of Common Stock of the Issuer, representing 0.52% of the outstanding Common Stock of the Issuer. Yorktown V and Yorktown V Co beneficially own 615,784 shares of Common Stock of the Issuer, representing 3.17% of the outstanding Common Stock of the Issuer. Yorktown VI, Yorktown VI Co, and Yorktown VI Associates beneficially own 84,505 shares of Common Stock of the Issuer, representing 0.43% of the outstanding Common Stock of the Issuer.  Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially own 3,876,639 shares of Common Stock of the Issuer, representing 19.93% of the outstanding Common Stock of the Issuer.  Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

CUSIP No. 76665T 102

(b)          REXG directly owns 3,485,779 shares of Common Stock of the Issuer.  Yorktown IV directly owns 100,482 shares of Common Stock of the Issuer. Yorktown V directly owns 615,784 shares of Common Stock of the Issuer. Yorktown VI directly owns 84,505 shares of Common Stock of the Issuer. Yorktown X directly owns 390,860 shares of Common Stock of the Issuer.  Yorktown VII, Yorktown VIII, Yorktown IX, and Yorktown X (collectively, “Yorktown”) collectively own approximately 98.93% of REXG.  Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Because Yorktown IV Co is the sole general partner of Yorktown IV, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IV. Yorktown IV Co disclaims beneficial ownership of the Issuer’s shares owned by Yorktown IV except to the extent of its pecuniary interest therein. Because Yorktown V Co is the sole general partner of Yorktown V, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown V.  Yorktown V Co disclaims beneficial ownership of the Issuer’s shares owned by Yorktown V except to the extent of its pecuniary interest therein.  Because Yorktown VI Associates is the sole general partner of Yorktown VI Co, the sole general partner of Yorktown VI, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VI.  Yorktown VI Co and Yorktown VI Associates disclaim beneficial ownership of the shares owned by Yorktown VI except to the extent of their pecuniary interest therein.  Because Yorktown VII Associates is the sole general partner of Yorktown VII Co, the sole general partner of Yorktown VII, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VII.  Yorktown VII, Yorktown VII Co and Yorktown VII Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein.  Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Co, the sole general partner of Yorktown VIII, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown VIII.  Yorktown VIII, Yorktown VIII Co and Yorktown VIII Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein.  Because Yorktown IX Associates is the sole general partner of Yorktown IX Co, the sole general partner of Yorktown IX, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IX.  Yorktown IX, Yorktown IX Co and Yorktown IX Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein.  Because Yorktown X Associates is the sole general partner of Yorktown X Co, the sole general partner of Yorktown X, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown X. Yorktown X, Yorktown X Co and Yorktown Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein and Yorktown X Co and Yorktown X Associates disclaim beneficial ownership of the shares owned by Yorktown X except to the extent of their pecuniary interest therein.

(c)          Except as set forth below, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 76665T 102

Reporting Person	Date	Acquisition/Disposition	Price per Share of Common Stock	Number of Shares of Common Stock
Riley Exploration Group, LLC	October 13, 2021	Disposition as part of the Redemption	REGX transferred approximately 0.704 shares of Common Stock for each REGX membership unit it redeemed.	800,771
Yorktown Energy Partners IV, L.P.	October 13, 2021	Acquisition as part of the Redemption	Yorktown IV received approximately 0.704 shares of Common Stock for each REGX membership unit that was redeemed.	100,482
Yorktown Energy Partners V, L.P.	October 13, 2021	Acquisition as part of the Redemption	Yorktown V received approximately 0.704 shares of Common Stock for each REGX membership unit that was redeemed.	615,784
Yorktown Energy Partners VI, L.P.	October 13, 2021	Acquisition as part of the Redemption	Yorktown VI received approximately 0.704 shares of Common Stock for each REGX membership unit that was redeemed.	84,505

(d)          Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1*	Joint Filing Agreement dated March 8, 2021.

Exhibit 2.1	Redemption Agreement dated October 13, 2021, by and between Yorktown Energy Partners IV, L.P. and Riley Exploration Group, LLC.

Exhibit 2.2	Redemption Agreement dated October 13, 2021, by and between Yorktown Energy Partners V, L.P. and Riley Exploration Group, LLC.

Exhibit 2.3	Redemption Agreement dated October 13, 2021, by and between Yorktown Energy Partners VI, L.P. and Riley Exploration Group, LLC.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2021

RILEY EXPLORATION GROUP, LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Manager

YORKTOWN ENERGY PARTNERS IV, L.P.

By:	Yorktown IV Company LLC Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN IV COMPANY LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS V, L.P.

By:	Yorktown V Company LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN V COMPANY LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP, Its General Partner

By:	Yorktown VI Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP, Its General Partner

By:	Yorktown VII Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP, Its General Partner

By:	Yorktown VIII Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VIII COMPANY LP

By:	Yorktown VIII Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP, Its General Partner

By:	Yorktown IX Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP, Its General Partner

By:	Yorktown X Associates LLC, Its General Partner

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC, Its General Partner
By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member